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FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES THE ADDITION OF DR. STEEN JUUL-MÖLLER AS MEDICAL DIRECTOR, EUROPE

Vancouver, Canada, March 28, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announces the addition of Steen Juul-Möller, M.D., Ph.D./DMSc., FESC to Cardiome's management team as Medical Director, Europe. In his capacity of Medical Director, Dr. Juul-Möller will oversee Cardiome's clinical and medical affairs activities.

Dr. Juul-Möller has held his clinical position at the Malmö University Hospital (now Skåne University Hospital) since 1980. He is a strong proponent for the rapid cardioversion of patients with recent onset atrial fibrillation (AF). Dr. Juul-Möller was responsible for changing his hospital's emergency room AF management protocol and developed an AF fast-track treatment system where patients were safely and rapidly cardioverted resulting in both patient and economic benefits. Vernakalant was regularly used in the atrial fibrillation fast-track protocol. Since BRINAVESS™ was available in Sweden, clinicians at Skåne University Hospital have used it to cardiovert over 250 recent onset atrial fibrillation patients to normal sinus rhythm achieving successful cardioversion in 70% to 80% of patients, which is almost 50% higher than what was achieved in clinical trials. He has also served on the Steering Committee of both the ACT I and ACT III pivotal Phase 3 trials for vernakalant.

"We are thrilled to have Dr. Juul-Möller join Cardiome's medical team," said Bill Hunter, M.D., Cardiome's President and CEO. "Sharing his BRINAVESS™ experience with other clinicians and decision makers such as the identification of patients who would best respond to BRINAVESS™ and the economic benefits his hospital has gained after implementing a fast-track AF protocol will be key as Cardiome assumes BRINAVESS™ commercialization activities."

In addition to clinical practice, he has concentrated his research activities on clinical cardiology. He successfully ran a large clinical project involving 94 centers in Sweden, the results of which were singularly responsible for the 1997 FDA recommendation of aspirin treatment for primary prevention of myocardial infarction in patients with stable angina (published in Lancet 1992;340:1421-1425).

For the last 10 years, Dr. Juul-Möller has directed his research towards arrhythmias and international drug development including Phase 2 through to Phase 4 clinical studies, frequently utilizing the state-of-the-art Laboratory for Ambulatory ECG Monitoring. He has had an instrumental role in creating the first Scandinavian Syncope Center, located in Malmö and developing a fast-track atrial fibrillation treatment program at his hospital.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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